UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
☑           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to

Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PHH Home Loans, LLC Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Home Loans LLC Employee Benefits Committee and Participants of the PHH Home Loans, LLC Employee Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from October 1, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from October 1, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennslyvania
December 18, 2006

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2005
ASSETS:
Cash and cash equivalents	$380,973

Investments:
Mutual funds	35,097,013
Common/collective trusts	8,727,243
PHH Corporation common stock	239,798
Cendant Corporation common stock	1,400,036
Loans to participants	1,614,229

Total investments	47,078,319
Receivables:
Interest and dividends	280

NET ASSETS AVAILABLE FOR BENEFITS	$47,459,572

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM OCTOBER 1, 2005 (INCEPTION) TO
DECEMBER 31, 2005
ADDITIONS TO NET ASSETS:
Contributions:
Participant	$1,000,327
Employer	652,336
Rollovers	15,077

Total contributions	1,667,740

Net investment income:
Interest and dividends	1,346,070
Net appreciation in fair value of investments	44,747

Net investment income	1,390,817
Assets transferred in from the PHH Corporation Employee Savings Plan	44,849,302

Total additions	47,907,859

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	446,817
Administrative expenses	1,470

Total deductions	448,287

NET INCREASE IN NET ASSETS	47,459,572
NET ASSETS AVAILABLE FOR BENEFITS:
AT INCEPTION	—

END OF YEAR	$47,459,572

See Notes to Financial Statements.

PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the PHH Home Loans, LLC Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from PHH Home Loans, LLC (the “Company” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company’s Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.
The Company was formed in connection with PHH Corporation’s (“PHH”) (NYSE: PHH) spin-off from Cendant Corporation effective February 1, 2005 and commenced operations in October 2005. Effective July 31, 2006, Cendant Corporation completed the spin-off of its real estate services division into an independent publicly traded company, Realogy Corporation (“Realogy”). Also during 2006, Cendant Corporation changed its name to Avis Budget Group, Inc.; however, within these Notes to Financial Statements, PHH’s former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as “Cendant.” PHH Broker Partner Corporation, a wholly owned subsidiary of PHH, owns 50.1% of the Company and Realogy Real Estate Services Venture Partner, Inc., a wholly owned subsidiary of Realogy, owns 49.9% of the Company. The Plan was formed effective October 1, 2005. During the period from October 1, 2005 (inception) to December 31, 2005, the Plan received a transfer of net assets of approximately $44.8 million from the PHH Corporation Employee Savings Plan representing account balances of the Company’s employees.
The following is a summary of certain Plan provisions:
Eligibility — Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
Participant Contributions — Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $14,000 for 2005. Certain eligible participants (age 50 and over) are permitted to contribute an additional $4,000 as a catch up contribution, resulting in a total pre-tax contribution of $18,000 for 2005. Participants may change their investment allocations between funds on a daily basis.
Employer Contributions — The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week.

Rollovers — All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.
Investments — Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.
Vesting Schedule — At any time, participants are 100% vested in their participant, employer and rollover contributions.
Loan Provision — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits to Participants — Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000 (excluding any rollover contributions and related earnings thereon), the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $30,000 at December 31, 2005.
Administrative Expenses — Administrative expenses of the Plan may be paid by the Company at its discretion; otherwise, such expenses are paid by the Plan. During 2005, all administrative expenses recorded by the Plan were loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.

2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Cash and Cash Equivalents — The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
Valuation of Investments and Income Recognition — The Plan’s investments in PHH Corporation common stock, Cendant Corporation common stock, mutual funds, the common/collective trust that does not invest in guaranteed investment contracts, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this common/collective trust is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $6,877,616 at December 31, 2005.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2005 and realized gains and losses on investments sold during the period then ended.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts, PHH Corporation common stock and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefits to participants are recorded upon distribution.

3. Investments
The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005:

Merrill Lynch Retirement Preservation Trust (1)	$6,877,616
Oppenheimer Developing Markets Fund	3,883,277
ING International Value Fund	3,801,062
MFS Mid Cap Growth Fund	3,688,086
Pimco Total Return Fund	3,641,145
Davis New York Venture Fund	3,542,949
Harbor Small Cap Value Fund	3,310,723
Oppenheimer Capital Appreciation Fund	2,931,495
Allianz OCC Renaissance Fund	2,876,886

(1)	Permitted party-in-interest transaction (see Note 5, “Exempt Party-in-Interest Transactions”).
During the period from October 1, 2005 (inception) to December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Mutual funds	$61,455
Common/collective trusts	48,137
Common stocks (1)	(64,845)

$44,747

(1)	Permitted party-in-interest transaction (see Note 5, “Exempt Party-in-Interest Transactions”).
4. Federal Income Tax Status
The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to recent administrative changes regarding the timing of the application of IRS plan determination letters, the Plan is not yet required to apply for, nor has it received, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.
5. Exempt Party-in-Interest Transactions
A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. These transactions qualify as exempt party-in-interest transactions.
At December 31, 2005, the Plan held 8,558 shares of PHH Corporation common stock with participants’ cost basis of $192,966 and 81,161 shares of Cendant Corporation common stock with participants’ cost basis of $1,317,813. During the period from October 1, 2005 (inception) to December 31, 2005, the Plan earned $8,959 of dividend income from Cendant Corporation common stock. During the period from October 1, 2005 (inception) to December 31, 2005, the

Plan recorded $685 and $64,160 of net depreciation in fair value of PHH Corporation common stock and Cendant Corporation common stock, respectively. These transactions qualify as exempt party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
7. Subsequent Events
Effective March 1, 2006, the Plan Administrator suspended all further purchases of PHH Corporation Common Stock for investment until PHH Corporation filed its Annual Report on Form 10-K for the fiscal year ended on December 31, 2005. Effective November 9, 2006, the Plan Administrator continued its suspension of further purchases of PHH Corporation common stock for investment until the Company files its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Plan Number: 001
EIN: 20-2031771
PHH HOME LOANS, LLC EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

		Number
		of Shares,
Identity of Issue, Borrower,	Description	Units or		Current
Current Lessor or Similar Party	of Investment	Par Value	Cost (1)	Value
PHH Corporation Common Stock (2)	Common stock	8,558		$239,798
Cendant Corporation Common Stock (2)	Common stock	81,161		1,400,036
Merrill Lynch Equity Index Trust I (2)	Common/collective trust	19,878		1,849,627
Merrill Lynch Retirement Preservation Trust (2)	Common/collective trust	6,877,616		6,877,616
The Managers Special Equity Fund	Mutual fund	7,933		688,350
Goldman Sachs Growth Opportunities Fund	Mutual fund	46		991
The Oakmark Equity and Income Fund	Mutual fund	52,271		1,302,064
Scudder RReef Real Estate Securities Fund	Mutual fund	38,234		796,414
Harbor Small Cap Value Fund	Mutual fund	168,399		3,310,723
ING International Value Fund	Mutual fund	212,588		3,801,062
MFS Mid Cap Growth Fund	Mutual fund	401,752		3,688,086
Oppenheimer International Growth Fund	Mutual fund	27,356		592,520
Oppenheimer Developing Markets Fund	Mutual fund	106,889		3,883,277
Pimco Total Return Fund	Mutual fund	346,775		3,641,145
Allianz CCM Capital Appreciation Fund	Mutual fund	18,251		352,421
MFS Value Fund Class A	Mutual fund	28,718		664,817
Lord Abbett Bond Debenture Fund	Mutual fund	67,443		533,471
Oppenheimer Quest Balanced Fund	Mutual fund	28,487		508,772
Pioneer Mid-Cap Value Fund	Mutual fund	308		7,200
Allianz OCC Renaissance Fund	Mutual fund	134,184		2,876,886
Massachusetts Investors Growth Stock Fund Class A	Mutual fund	153,767		1,974,370
Davis New York Venture Fund	Mutual fund	105,132		3,542,949
Oppenheimer Capital Appreciation Fund	Mutual fund	68,317		2,931,495
Loans to participants (3)		1,614,229		1,614,229
Cash and cash equivalents				380,973

Total				$47,459,292

(1)	Cost information is not required for participant-directed investments.

(2)	Represents a permitted party-in-interest transaction.

(3)	Maturity dates range principally from January 2006 to December 2020. Interest rates range from 5.0% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Home Loans, LLC Employee Savings Plan
By:	/s/ Clair M. Raubenstine
	Name:	Clair M. Raubenstine
	Title:	Member, Employee Benefits Committee

Date: December 22, 2006